Exhibit 2.2

APPENDIX I to Rule 2.5 Announcement

CONDITIONS OF THE ACQUISITION AND THE SCHEME

The Acquisition and the Scheme will comply with the Irish Takeover Rules and, where relevant, the respective rules and regulations of the NYSE, NASDAQ, the Exchange Act and the Act and will be subject to the terms and conditions set out in this Announcement and to be set out in the Scheme Document.  The Acquisition and the Scheme will be governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland.

The Acquisition and Scheme will be subject to the conditions set out in Part A of this Appendix I, including the definitions set out in Paragraph 1 of Part B of this Appendix I, which are incorporated into Part A by reference (the “Conditions”).

PART A

1.                                               The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date.

2.                                               The Scheme will be conditional upon:

2.1                                        the approval of the Scheme by a majority in number of members of each class of King Shareholders (as may be directed by the High Court pursuant to Section 450(5) of the Act) representing at least 75% in value of the King Shares of that class, at the Voting Record Time, held by King Shareholders who are members of that class of King Shareholders that are present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) held no later than the End Date;

2.2                                        the EGM Resolutions being duly passed by the requisite majority of King Shareholders at the EGM (or at any adjournment of such meeting) held no later than the End Date;

2.3                                        the sanction by the High Court (with or without modification (but subject to such modification being acceptable to each of King and Activision Blizzard)) of the Scheme pursuant to Sections 449 to 455 of the Act and the confirmation of the related reduction of capital involved therein by the High Court on or before the End Date (the date on which the Condition in this paragraph 2.3 is satisfied, the “Sanction Date”); and

2.4                                        office copies of the Court Order and the minute required by Section 86 of the Act in respect of the reduction of capital (referred to in paragraph 2.3) being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.                                               Subject to paragraph 3 of Part B of this Appendix I, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

3.1

3.1.1                              to the extent that the Acquisition or its implementation constitutes a concentration within the scope of Council Regulation (EC) No. 139/2004 (the “EU Merger Regulation”) or is otherwise a concentration that is subject to the EU Merger Regulation, the European Commission deciding that it does not intend to initiate proceedings under Article 6(1)(c) of the EU Merger Regulation in respect of the Acquisition or to refer the Acquisition (or any aspect of the Acquisition) to a competent authority of a European Economic Area member state under Article 9(1) of the EU Merger Regulation or otherwise deciding that the Acquisition is compatible with the internal market pursuant to Article 6(1)(b) of the EU Merger Regulation and the terms or conditions to which any such decision is or may be subject being acceptable to ABS Partners in its sole discretion;

3.1.2                              all filings having been made and all applicable waiting periods (including any extensions thereof) under the HSR Act having terminated or expired, as appropriate, in each case in connection with the Acquisition;

3.1.3                              save as provided in the Transaction Agreement and in the foregoing Conditions, there not being any other corporate proceedings, steps or actions on the part of King necessary to authorise the consummation of the Acquisition;

3.1.4                              save as disclosed in Section 6.1.3(a)(ii) or Section 6.1.3(d) of the King Disclosure Letter, on the Capitalization Date, the issued share capital of King being as set out in Clause 6.1.3(a) of the Transaction Agreement and there being no options or any rights or securities convertible or exchangeable into, or warrant, deferred stock unit, conversion right or other right to call for the issue of, any shares in the capital of King of any kind except as set out in Clause 6.1.3(b) of the Transaction Agreement;

3.1.5                              except for the issue of shares required to satisfy the King Options and King Share Awards, and then only in accordance with the existing terms of the King Share Plans, or except as expressly permitted by the Transaction Agreement, since the Capitalization Date there not having been (i) issued, allotted, granted, conferred, delivered, sold, pledged, disposed of, encumbered or awarded by King or any other member of the King Group (it being understood that King shall not issue, allot, grant, confer, deliver, sell, pledge, dispose of, encumber or award any shares or any other rights or convertible securities to any other member of the King Group or agree to do any of the foregoing), or agreed to be issued, allotted, granted, conferred, delivered, sold, pledged, disposed of, encumbered or awarded, any shares, or any rights or securities convertible or exchangeable into, or granted a right, option, warrant, deferred stock unit, conversion right or other right to call for the issue or allotment of, any shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, (ii) effected any share split, share combination, reverse share split, share dividend, recapitalisation, reclassification, (iii) altered the rights attaching to any shares, (iv) any action taken to cause to be exercisable any otherwise un-exercisable option (except in accordance with the existing terms of the King Share Plans or any option granted thereunder prior to the Capitalization Date) or (v) effected any reduction, repayment, redemption, repurchase or cancellation of share capital or share premium or capitalisation any reserves or redeemed, repurchased, redeemed or otherwise acquired any shares or other similar transaction; and

3.1.6                              no litigation, arbitration proceedings, prosecution, legal proceedings or investigation by any Governmental Authority to which any member of the King Group is a party (whether as plaintiff or defendant or otherwise) having been instituted at any time up to 2 November 2015 (being the date of this Announcement) that was not disclosed (save where the consequences of such litigation, arbitration proceedings, prosecution, legal proceedings or investigation would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group);

3.2                                        no Governmental Authority having instituted or implemented any action, proceeding, investigation, enquiry or suit or having made, enforced, enacted, issued or deemed applicable to the Acquisition any statute, regulation or order or having withheld any consent which would:

3.2.1                              make the Acquisition or its implementation, void, illegal or unenforceable or otherwise, directly or indirectly, materially restrain, revoke, prohibit, materially restrict or delay the same or impose materially additional or different conditions or obligations with respect thereto which would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Activision Blizzard, ABS Partners or the King Group; or

3.2.2                              result in a Material Restraint;

3.3                                        save as disclosed, there being no provision of any agreement, licence, permit, authorisation, franchise, facility, lease or other instrument to which any member of the King Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or subject and which, in consequence of the Acquisition, would result in any of the following (except where, in any such case, the consequences thereof would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group):

3.3.1                              any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the King Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn;

3.3.2                              the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the King Group or any such mortgage, charge or other security interest becoming enforceable;

3.3.3                              any such agreement, licence, permit, authorisation, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the King Group thereunder, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any obligation or liability arising thereunder;

3.3.4                              any assets or interests of, or any asset the use of which is enjoyed by, any member of the King Group being or failing to be disposed of or charged, or ceasing to be available to any member of the King Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the King Group otherwise than in the ordinary course of business;

3.3.5                              any member of the King Group ceasing to be able to carry on business, being prohibited from carrying on business or being subject to a restriction imposing a non-compete, exclusivity or similar restrictive covenant on the King Group, in each case, in any jurisdiction in which it currently carries on business; or

3.3.6                              the creation of any liability or liabilities (actual or contingent) by any member of the King Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended  to provide that the applicable events or circumstances as are referred to in the foregoing paragraphs 3.3.1 to 3.3.6 shall not arise in consequence of the Acquisition;

3.4                                        King having complied in all material respects with the covenants and agreements required by the Transaction Agreement to be complied with by it prior to the Sanction Date (other than any non-compliance which has been cured prior to the Sanction Date);

3.5                                        except where the consequences thereof would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group, all of the representations and warranties of King under the Transaction Agreement being true and correct as at 2 November 2015 (being the date of this Announcement) other than the representations and warranties of King under the Transaction Agreement that speak as of an earlier date, which representations and warranties were true and correct as of such earlier date;

3.6                                        King and ABS Partners having obtained or made the Clearances required to be obtained or made by the King Group or ABS Partners from the Fair Trade Commission of the Republic of Korea in connection with the Acquisition;

3.7                                        save as disclosed:

3.7.1                              since 1 January 2015 there not having arisen any matter, event, effect, change, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the King Group;

3.7.2                              the Annual Report for 2014 on file with the SEC on Form 20-F and all other King SEC Documents filed or furnished with the SEC since 1 January 2015, as of the date each was filed or furnished, not containing a misrepresentation of fact or omitting to state a fact necessary, in light of the circumstances in which it was made, to make the information contained therein not misleading, excluding any statements of a predictive or forward-looking nature made in good faith on a basis deemed reasonable by management at the time of such disclosure (save to an extent which would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group); and

3.7.3                              there not being any contingent or other liability to the Knowledge of the King Group existing at any time up to 2 November 2015 (being the date of this Announcement) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the King Group;

3.8                                        save as disclosed, since 2 November 2015 (being the date of this Announcement):

3.8.1                              no member of the King Group being in default under the terms or conditions of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities, or of any security, surety or guarantee in respect of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities to any member of the King Group (save where such default would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group); and

3.8.2                              no member of the King Group having announced, declared, set aside, paid or made any dividend, any bonus issue or made any other distribution to its shareholders (whether in cash, securities or other property) other than any dividends or distributions from a wholly owned subsidiary of King to another wholly owned subsidiary of King or to King;

3.9                                        save as disclosed, and save to an extent which would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group, since 2 November 2015 (being the date of this Announcement):

3.9.1                              each member of the King Group and each of their respective businesses and their respective directors and officers (in their capacities as such) having been in compliance with all applicable Laws and all applicable Orders and each member of the King Group having had all Governmental Authorisations required to lawfully operate its business as currently conducted and assuming compliance by Activision Blizzard with the provisions of the Transaction Agreement, none of the execution, delivery or performance of the Transaction Agreement or the consummation of the Acquisition having contravened or conflicted with, or resulted in a violation of, any applicable Laws (provided that, in reference to Laws relating to taxation, such Laws shall be limited to those governing the filing of tax returns, the payment and collection of taxes and the determination of amounts in respect of such filings, payments and collections) or Orders to which King or any of the assets owed by any member of the King Group is subject or contravened or conflicted with or resulted in a violation of any of the terms or requirements of, or given any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorisation that is held by any member of the King Group;

3.9.2                              other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Irish Takeover Panel Act and the Irish Takeover Rules, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) any applicable requirements under the EU Merger Regulation, (vii) any applicable requirements of other Antitrust Laws, (viii) any applicable requirements of NASDAQ or the NYSE, and (ix) the terms of the Transaction Agreement by King, King not requiring any authorisation, consent or approval of, or filing with, any Relevant Authority that is necessary, under applicable Law, for the consummation by King of the Transactions, except for such authorisations, consents, approvals or filings (A) that, if not obtained or made, would not reasonably be expected to materially impede or prevent the consummation of the Acquisition or (B) as may arise as a result of facts or circumstances relating solely or primarily to Activision Blizzard or its Affiliates or Laws or Contracts binding on Activision Blizzard or its Affiliates;

3.9.3                              (i) there having been no investigation or review pending by any Governmental Body with respect to any member of the King Group or any of their businesses, and (ii) there having been no Actions pending against any member of the King Group or any of their respective businesses, other than any lawsuits or proceedings alleging that the Transactions represent a breach of fiduciary duty of the directors of either Activision Blizzard or King or that inadequate disclosure has been made in respect of the Transaction by either the Activision Blizzard Group or the King Group;

3.9.4                              except (i) as and to the extent disclosed, reflected or reserved against on the Most Recent Balance Sheet (including any notes thereto), (ii) for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet, (iii) as expressly permitted or required by the Transaction Agreement or incurred in connection with the preparation and negotiation of the Transaction Agreement and/or the Transactions, including King’s associated strategic process, but in each case not involving any breach of contract, and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, no member of the King Group having incurred any material obligations or material liabilities, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a consolidated balance sheet of King and its consolidated Subsidiaries (or in the notes thereto);

3.9.5                              each of the Tax Returns required to be filed by or on behalf of King and each member of the King Group with any Tax Authorities in respect of any material Tax liabilities: (i) having been timely filed (after giving effect to any valid extensions of time in which to make such filing); and (ii) being accurate and complete in all material respects;

3.9.6                              all income or other Taxes payable by or on behalf of each member of the King Group having been timely paid (other than Taxes contested in good faith by appropriate proceedings under circumstances in which the taxpayer is lawfully permitted to delay or refrain from paying such Taxes pending the outcome of such contest and for which sufficient reserves have been established in accordance with IFRS) and no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by King or any member of the King Group with respect to any Tax having arisen;

3.9.7                              no member of the King Group having become bound by any Order specifically applicable to any member of the King Group that would (i) require any member of the King Group to grant to any third party any license, covenant not to sue, release, immunity or other right with respect to any material King Intellectual Property; or (ii) affect any of the material terms or conditions of any license, covenant not to sue, release, immunity or other right that any member of the King Group has granted, grants, may grant or must grant with respect to any material King Intellectual Property;

3.9.8                              no member of the King Group and none of the King Products or King Product Software having infringed (directly, contributorily, by inducement or otherwise), misappropriated, or otherwise violated any Intellectual Property Right of any other Person, and no member of the King Group having agreed to sell, lease, exclusively license, transfer, exchange, swap or otherwise dispose of, or to subject to any Encumbrance (other than Permitted Encumbrances), any of its material Intellectual Property (other than (i) non-exclusive intellectual property licenses in connection with product development, publishing or brand licensing for the benefit of King, or exclusive intellectual property licenses in connection with brand licenses, in each case in the ordinary course of business consistent with past practice; or (ii) for transactions among King and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice);

3.9.9                              no member of the King Group (i) having become aware that any of the King Product Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code, in each case, having resulted in any of the following, or any other code designed or intended to have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent, or (ii) having received a written claim from a third party that any Material King Product incorporates, is integrated with, or, links to any Open Source Software in such a manner that requires any member of the King Group to distribute any proprietary source code for such King Product under the terms of an Open Source Software license;

3.9.10                       no material source code for any King Product Software having been delivered, licensed or made available to any escrow agent or other Person (other than (i) to employees of the King Group or other King Associates, in each case, provided in the course of his, her or its employment or engagement by any member of the King Group for the benefit of such member of the King Group; or (ii) otherwise pursuant to Contracts entered into in the ordinary course of business consistent with past practice); and

3.9.11                       no member of the King Group having incurred any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any material King Product Software to any escrow agent or other Person; and

3.10                                 the Transaction Agreement not having been terminated in accordance with its terms.

PART B

1.                                               Definitions

For the purposes of this Appendix I:

1.1                                        “Action” means any lawsuit, claim, complaint, action or proceeding before any Relevant Authority;

1.2                                        “Affiliate” means in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

1.3                                        “Antitrust Laws” means the HSR Act, the EU Merger Regulation and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or to regulate foreign investment;

1.4                                        “Capitalization Date” means 28 October 2015;

1.5                                        “Clearances” means all consents, licenses, authorizations, clearances, approvals, permissions, permits, non-actions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party;

1.6                                        “Contract” means any legally binding written, oral or other agreement, amendment, contract, subcontract, lease, understanding, instrument, note, debenture, indenture, warrant, option, warranty, purchase order, license, sublicense, insurance policy or other similar legally binding commitment or undertaking of any nature;

1.7                                        “Copyrights” means any and all US and foreign copyrights, mask works and all other rights with respect to Works of Authorship and all registrations thereof, applications therefor, and renewals, extensions and reversions thereof (including moral and economic rights, however denominated);

1.8                                        “Databases” shall have the meaning given to that term in the definition of Intellectual Property;

1.9                                        “disclosed” means (A) fairly and accurately disclosed in the King Disclosure Letter furnished to ABS Partners on 2 November 2015 (being the date of this Announcement); or (B) contained in King SEC Documents filed or furnished with the SEC since 1 January 2015 and publicly available as at the date which is five days prior to 2 November 2015 (being the date of this Announcement) but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section or any other disclosures included therein to the extent they are predictive or forward-looking in nature; or (C) contained in any announcement delivered by King to a Regulatory Information Service since 1 January 2015 and publicly available as at the date which is five days prior to 2 November 2015 (being the date of this Announcement); or (D) contained in this Announcement;

1.10                                 “Domain Names” shall have the meaning given to that term in the definition of Intellectual Property;

1.11                                 “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, pre-emptive right, community property interest or other similar restriction on (i) the voting of any security; (ii) the possession or transfer of any security or other asset; (iii) the receipt of any income derived from any asset; or (iv) use of any asset;

1.12                                 “EU Merger Regulation” has the meaning given to such expression in paragraph 3.1.1 of Part A of this Appendix I;

1.13                                 “Governmental Authorisation” means any consent, approval, order, waiver, permit, license, permission, clearance, registration, qualification or authorisation issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Law (including any of the foregoing that relate to export control);

1.14                                 “Governmental Authority” means, in any jurisdiction in which a member of the King Group currently carries on a material part of the business of the King Group, any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority commission, board, body, bureau, or other regulatory authority, agency of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit, body or entity, any court or other tribunal or any competition, antitrust, foreign investment review or supervisory body, central bank or other governmental, trade or regulatory agency or body and any stock exchange or self-regulatory organisation or authority);

1.15                                 “Governmental Body” means any Irish, United States, foreign or supranational, federal, state, local or other governmental or regulatory authority or agency in any jurisdiction;

1.16                                 “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

1.17                                 “Intellectual Property” means any and all: (i) Technology; (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) models, devices, prototypes, schematics and development tools; (iv) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works and other works of authorship and copyrightable subject matter (“Works of Authorship”); (v) databases and other compilations and collections of data or information (“Databases”); (vi) any and all US and foreign trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (vii) domain names, uniform resource locators and other names and locators associated with the Internet including social media accounts (“Domain Names”); and (viii) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information;

1.18                                 “Intellectual Property Rights” means any and all rights, licenses, entitlements and interests, whether registered or unregistered or capable of registration, in and to any and all Intellectual Property;

1.19                                 “King Associate” means any current employee, independent contractor, consultant or director of or to any member of the King Group;

1.20                                 “King Disclosure Letter” means the disclosure letter delivered by King to Activision Blizzard on the date of the Transaction Agreement;

1.21                                 “King Intellectual Property” means any and all Intellectual Property Rights that are owned (solely or jointly) by, or exclusively licensed to, any member of the King Group (or that any member of the King Group claims or purports to own);

1.22                                 “King Product” means any current product or service made, sold or licensed by any member of the King Group;

1.23                                 “King Product Software” means any Software in which the Copyrights are owned (or claimed or purported to be owned) by any member of the King Group and contained or included in, or provided with any King Product;

1.24                                 “King SEC Documents” means all forms, documents and reports (including exhibits and other information incorporated therein) filed or furnished by King with the SEC;

1.25                                 “Knowledge” means the knowledge, after due inquiry, of the executive officers of King listed in Section 1.1 of Part A of the King Disclosure Letter and all employees of any member of the King Group with a title of Senior Vice President or above;

1.26                                 “Law” means any applicable federal, state, local, municipal, foreign, supranational or other law, statute, constitution, principle of common law, resolution, ordinance, code, agency requirement, license, permit, edict, binding directive, decree, rule, regulation, judgment, order, injunction, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body or Relevant Authority (or under the authority of NASDAQ or the NYSE, as applicable);

1.27                                 “Material King Products” means the following games: Candy Crush Saga, Farm Heroes Saga, Pet Rescue Saga, Candy Crush Soda Saga and Bubble Witch 2 Saga;

1.28                                 “Material Restraint” means any requirement of any entity (including its Subsidiaries) (a) to divest, hold separate or otherwise take any action that limits such entity’s freedom of action, ownership or control with respect to, or its ability to retain or hold, directly or indirectly, any of its businesses, assets, equity interests, product lines or properties or any equity interest in any joint venture held by such entity, (b) to licence any Intellectual Property of the Activision Blizzard Group or any material King Intellectual Property or to grant any third-party access for marketing purposes to the player networks of any member of the Activision Blizzard Group or the King Group, (c) that would reasonably be expected to impose any limitation on or result in a material delay in the ability of ABS Partners to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, King or any member of the King Group or on the ability of any member of the King Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the King Group, (d) that would impose a limitation on the ability of Activision Blizzard or its Subsidiaries to integrate or co-ordinate its business, or any part of it, with the business of the King Group, or (e) that would result in a member of the Activision Blizzard Group or the King Group ceasing to be able to carry on business in any jurisdiction in which it does at the date of this Announcement;

1.29                                 “Most Recent Balance Sheet” means the unaudited consolidated balance sheet of King and its consolidated Subsidiaries as of 30 June, 2015 included in King’s Form 6-K furnished with the SEC on 14 August  2015;

1.30                                 “Open Source Software” means Software or similar subject matter that is generally available under any license approved by the Open Source Initiative, or that meets the Open Source Definition (www.opensource.org/osd.html) or the Free Software Definition (http://www.gnu.org/philosophy/free-sw.html), such as the GNU General Public License, GNU Lesser General Public License, Apache License, New BSD License, MIT License, and Common Public License;

1.31                                 “Orders” means all applicable orders, rulings, decrees, writs, injunctions, judgments or arbitration awards of any court or arbitrator or of any Governmental Body;

1.32                                 “Permitted Encumbrances” means any Encumbrance:

1.32.1                       for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or which may hereafter be paid without penalty or for which adequate accruals or reserves have been established in accordance with IFRS (where required);

1.32.2                       which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice;

1.32.3                       which is disclosed on the most recent consolidated balance sheet of King (or Activision Blizzard, as the context requires) or notes thereto or securing liabilities reflected on such balance sheet;

1.32.4                       which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of King (or Activision Blizzard, as the context requires); or

1.32.5                       which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used;

1.33                                 “Regulatory Information Service” means a regulatory information service as defined in the Irish Takeover Rules;

1.34                                 “Relevant Authority” means any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, arbitrator, arbitration panel, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust, foreign investment review or supervisory body, central bank or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Panel, the High Court and the SEC;

1.35                                 “Sanction Date” has the meaning given to such expression in paragraph 2.3 of Part A of this Appendix I;

1.36                                 “Securities Act” means the United States Securities Act of 1933, as amended;

1.37                                 “Software” means all (i) computer programs and other software, including software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized Databases, including all data and information included in such Databases; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing; and (v) documentation associated with any of the foregoing;

1.38                                 “Takeover Offer Documents” means if following the date hereof, Activision Blizzard elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6 of the Transaction Agreement, the documents to be dispatched to King Shareholders and others by ABS Partners containing, amongst other things, the Takeover Offer, these Conditions (save insofar as not appropriate in the case of a Takeover Offer, and as amended in such manner as Activision Blizzard and King shall determine, and the Panel shall agree, to be necessary to reflect the terms of the Takeover Offer) and certain information about Activision Blizzard, ABS Partners and King and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

1.39                                 “Tax” means all national, federal, state, local or other tax imposed by the United States, Ireland, and any other Relevant Authority or Tax Authority, including income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, universal social charge, pay related social insurance and other similar contributions, sales, employment, unemployment, disability, use, property, gift tax, inheritance tax, unclaimed property, escheat, withholding, excise, production, value added, goods and services, trading, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, surcharges and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not;

1.40                                 “Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes or for making any decision or ruling on any matter relating to Tax (including the US Internal Revenue Service and the Irish Revenue Commissioners);

1.41                                 “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, or information, including any amendments thereof, filed with, or required to be filed with, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax;

1.42                                 “Technology” means all Software, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, procedures, methods, techniques, ideas, know-how, Patents, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), discoveries, apparatus, creations, improvements, Works of Authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology;

1.43                                 “Trademarks” shall have the meaning given to that term in the definition of Intellectual Property;

1.44                                 “Transactions” means the transactions contemplated by the Transaction Agreement, including the Acquisition; and

1.45                                 “Works of Authorship”, shall have the meaning given to that term in the definition of Intellectual Property.

2.                                               Any references in the Conditions to a Condition being “satisfied” upon receipt of any order, clearance, approval or consent from a Governmental Authority shall be construed as meaning that the foregoing have been obtained, or where appropriate, made, terminated or expired in accordance with the relevant Condition.

3.                                               Subject to the requirements of the Panel, ABS Partners reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the Conditions except for the Conditions set out in paragraphs 1, 2 and 3.1.1 of Part A of this Appendix I.

4.                                               The Scheme will lapse unless it is effective on or prior to the End Date or such later date (if any) as King and ABS Partners may agree and (if required) the Panel and the High Court may allow.

5.                                               If ABS Partners is required to make an offer for King Shares under the provisions of Rule 9 of the Irish Takeover Rules, ABS Partners may make such alterations to any of the Conditions set out above as are necessary to comply with the provisions of that Rule.

6.                                               As required by Rule 12 (b)(i) of the Irish Takeover Rules, to the extent that the Acquisition would give rise to a concentration with an EU dimension within the scope of the EU Merger Regulation, the Acquisition shall, except as otherwise approved by the Panel, lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EU Merger Regulation or refers the concentration to a competent authority of a Member State under Article 9(1) of the EU Merger Regulation prior to the date of the Court Meeting.

7.                                               ABS Partners reserves the right, subject to the consent of the Panel, to elect to implement the Acquisition by way of a Takeover Offer as described in Clause 3.6 of the Transaction Agreement. Without limiting Clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are as least as favourable to the King Shareholders (except for an acceptance condition set at 80% of the nominal value of the King Shares to which such an offer relates and which are not already in the beneficial ownership of ABS Partners so far as applicable) as those which would apply in relation to the Scheme.